Venoco, Inc.
370 17th Street, Suite 3900
Denver, Colorado  80202-1370

April 9, 2012

VIA EDGAR AND FACSIMILE

Anne Nguyen Parker, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Venoco, Inc. (the “Company”)

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (SEC File No. 1-33152) filed March 21, 2012

Amendment No. 1 to Schedule 13E-3 (SEC File No. 5-82565) filed March 21, 2012

Dear Ms. Nguyen Parker,

The Company is in receipt of the comment letter dated April 4, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Schedule 13E-3 of Venoco, Inc. (the “Company”).  In connection therewith, the Company has filed via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Amendment No. 1 to Schedule 13E-3

1.                                      Please make the statements required by Item 1003(c)(3) and (4) of Regulation M-A with respect to the Marquez Affiliated Entities, Parent and Merger Sub.

Response:  We have revised the disclosure as requested.  Please see page 3 of the Amended Schedule 13E-3.

2.                                      Tell us what consideration, if any, you have given to including Mr. Mokros as a filing person on the Schedule 13E-3.  For further explanation, refer to comment 34 in our March 12 comment letter.

Response:  We respectfully submit that Mr. Mokros does not constitute a filing person for Schedule 13E-3 purposes.  Mr. Mokros is not a direct participant in the rule 13e-3 transaction, and therefore he may only be deemed a filing person if he were considered an “affiliate” of the issuer.  Under Rule 13e-3(a)(1), a relationship of control is required for any person to be considered an affiliate of the issuer.  Compliance and Disclosure Interpretation 201.05 lists holding a material amount of equity in the surviving corporation, occupying seats on the board of the surviving corporation or otherwise being in a position to “control” the surviving corporation as “important aspect[s]” of determining whether an individual would be considered an “affiliate” of the issuer.

In the present instance, Mr. Mokros does not have, and will not have, any control over the Company, either prior to or following the transaction.  Mr. Mokros’s only relationship with the rule 13e-3 transaction is his service as a trustee of a charitable institution, the Timothy and Bernadette Marquez Foundation, to which Mr. and Mrs. Marquez had previously donated a certain number of their shares of common stock of the Company.  The foundation currently holds a relatively small percentage of the Company’s common stock (approximately 2.64% as of January 16, 2012), which will be rolled over as part of the transaction.  Under the foundation’s governing documents, Mr. Mokros, as one of three trustees of the foundation, cannot act unilaterally in taking significant actions on behalf of the foundation.  Finally, particularly in view of the fact that the foundation is a charitable institution, Mr. Mokros does not have any beneficial ownership over any shares of common stock of the Company held by the foundation and will not accrue any direct personal benefit from the transaction.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

3.                                      Please include the information that is missing from your proxy statement, such as the meeting date, the amount of funds necessary to complete the transaction, and the financing source, with your amendment.  We may have comments on the information that is currently omitted.

Response:  The Company has revised the disclosure as requested to the extent such information has been determined.  Please see, for example, pages 2, 47, 58, 59 and 61 of the Amended Proxy Statement.

In particular, pages 6 and 47 of the Amended Proxy Statement has been revised to reflect the currently estimated amount of funds required to complete the transaction.  The staff is supplementally advised that, as disclosed in the Amended Proxy Statement, the source(s) of the necessary financing and the terms of the financing transaction(s) have not yet been determined.

4.                                      We note your response to comment 5.  You appear to be referring to a previous iteration of the rule, which was amended at 76 FR 6044, February 2, 2011.  Please furnish the information required by Item 402(t)(2) and (3) of Regulation S-K with respect to Mr. Marquez and any other applicable person, or tell us why you do not believe it is required.

Response:  The Company respectfully submits that no disclosure is required under Regulation S-K Item 402(t)(2) or (3) because there is no compensation payable to any executive officer that is based on or otherwise relates to the transaction.  The completion of the transaction will not result in a change of control for purposes of the Company’s employment agreements with its executive officers.  Moreover, there are no equity awards granted under the Company’s equity incentive plans for which vesting will accelerate as a result of the transaction.  Shares of restricted stock of the Company outstanding as of the closing will be converted into the right to receive the merger consideration when vesting would otherwise occur pursuant to the terms of the relevant awards.  As already disclosed in the Amended Proxy Statement (see, e.g., on page 49 under “Equity Compensation”), because some currently outstanding shares of restricted stock are subject to performance-based vesting criteria based on the Company’s stock price performance, and those criteria will not be relevant or meaningful when the Company becomes privately-held following the completion of the transaction, the merger agreement provides that the performance criteria will be deemed to be satisfied at the target level when the satisfaction of those criteria would otherwise be measured.  The vesting criteria related to those shares will therefore change; however, vesting will not be accelerated in that the time vesting component of such shares of restricted stock will remain in place.  We note in this respect that Regulation S-K Item 402(t)(2)(iii)(A) requires tabular disclosure of “[s]tock awards for which vesting would be accelerated.”  If we are required to include Item 402(t) disclosure, we believe the appropriate tabular disclosure would show zeros for each relevant officer in column (c) of the table, with footnote disclosure describing the change in the performance-based vesting criteria described above and the number of shares of performance-based restricted shares held by each officer (see Appendix A to this letter).  In this respect, we note that disclosure of this treatment of the shares of restricted stock is already in the Proxy Statement on pages 45, 49 and 63.

5.                                      We note your response to comment 8.  Please disclose Mr. Marquez’s role in the review of strategic alternatives.  Please also briefly state the reasons for the rejection of any alternatives.  See Item 1013(b) of Regulation M-A.

Response:  The Company has revised the disclosure as requested.  Please see pages 14, 15 and 16 of the Amended Proxy Statement.

6.                                      We note your response to prior comment 13.  Given that this is a Rule 13e-3 transaction, please disclose all projections materially related to the transaction, rather than all projections deemed to be material.

Response:  The Company has revised the disclosure as requested.  Please see page 50 of the Amended Proxy Statement. The Company supplementally advises the Staff that all other projections materially related to the transaction have been provided.

7.                                      We note your response to comment 14.  With respect to the materials that were provided to the board in connection with a prior transaction (see final paragraph of your response to the comment), tell us whether the board used the materials in question in its analysis of the present transaction.  If the board relied on the materials, please file them with your amendment and summarize them in your disclosure.

Response:  The Company supplementally advises the Staff that the special committee and the board were aware of the information set forth in the prior materials, but did not use or rely on those materials in the course of considering the present transaction.

8.                                      We note your statement in response to prior comment 14 that the preliminary financial analyses dated October 7, 2011 and December 11, 2011 have been summarized in the Background section.  However, those sections contain only general references to the methodologies used.  Please disclose any material ways in which these preliminary financial analyses differ from that done on January 16, 2012.

Response:  The Company has revised the disclosure as requested.  Please see pages 18, 20 and 21 of the Amended Proxy Statement.

9.                                      We are unable to locate disclosure responsive to comment 15 in your amended proxy statement.  Please revise or advise.

Response:  The Company has revised the disclosure as requested.  Please see page 16 of the Amended Proxy Statement.  The Company supplementally notes for the Staff that the sixth sentence of the second complete paragraph on page 16 is also responsive to the Staff’s prior comment 15.

10.                               We note your response to prior comment 18.  Given that Mr. Marquez is engaged in the Rule 13e-3 transaction and has filed a Schedule 13E-3 with respect to the transaction, please disclose the reasons why Mr. Marquez took the position that he would not sell his shares below a price range of $15 to $16 per share, and the basis for this position.

Response:  The Company has revised the disclosure as requested.  Please see page 19 of the Amended Proxy Statement

11.                               We note your response to prior comment 21.  Please disclose the terms of the offers received for the Monterey shale, and the consideration given by the filing persons to these offers in determining the fairness of the Rule 13e-3 transaction.  See instruction 2(viii) to Item 1014 of Regulation M-A.

Response:  The Company supplementally advises the Staff that the Company received informal expressions of interest concerning the Company’s Monterey shale project but not formal offers.  These expressions of interest did not include terms of a proposed transaction.  The filing persons gave little to no consideration to these expressions of interest.

12.                               We note your response to prior comment 22.  The report sent by Mr. Marquez to Mr. Walker appears to have been created by an outside party.  Please provide the disclosures required by Item 1015 of Regulation M-A with respect to this report, or advise us as to why you believe that this is not required.

Response:  The Company respectfully submits that the materials provided in response to prior comment 22 and the materials filed as exhibit (c)(6) to the Amended Schedule 13E-3, which are provided as background materials, do not constitute “reports, opinions or appraisals” within the meaning of Item 1015.  The materials in question contain a summary comparison of publicly available information about the Company and certain of its peers, such as changes in share price, enterprise value and certain trading and transaction multiples.  In the preparation of the materials in question, the determination of the peers to be included in the comparison and the metrics to be used were prepared at the direction of Mr. Marquez. As such, the role of Citibank in the preparation of such materials was limited to data-gathering.  The Company supplementally advises the Staff that Citibank is advising Mr. Marquez in securing financing for transaction,  and was not engaged by Mr. Marquez as a financial advisor in connection with evaluating the value of the transaction.  The Company has also revised the disclosure on page 21 of the Amended Proxy Statement to provide additional background disclosure.

13.                               We note your revised disclosure on page 32 in response to prior comment 26.  Please disclose all estimates of oil and gas reserves, including without limitation all estimates with respect to the Monterey shale position and assets in the Hastings area.

Response:  The Company has revised the disclosure in response to the Staff’s comment.  Please see page 33 of the Amended Proxy Statement.  The Company supplementally advises the Staff that summaries of the reserve reports created by the Company’s independent engineering firms that were utilized by BofA Merril Lynch in its financial analyses have now been filed with the Commission, as exhibits to the Company’s Annual Report on Form 10-K and the Current Report on Form 8-K filed on March 21, 2012.  The Company further advises the Staff that the Company’s management did not prepare separate reserve reports, but rather discussed with BofA Merrill Lynch the Company’s reserves as reflected in such third-party prepared reserve reports.

14.                               We note your response to comment 33.  Please confirm that you will file the requested information when the roll over investors have been identified.

Response:  The Company hereby confirms that it will disclose the names of any rollover investors and revise disclosure in the Proxy Statement accordingly once such rollover investors, if any, have been identified.

Where You Can Find Additional Information, page 94

15.                               We note that you intend to incorporate by reference your Form 8-K filed March 26, 2012.  Please also tell us why you are no longer incorporating current reports filed since the end of the last fiscal year.

Response:  The Company has revised the disclosure as requested.  Please see page 96 of the Amended Proxy Statement.

Form of Proxy Card

16.                               Please mark your preliminary proxy card “Preliminary Copy.”  See prior comment 3 and Rule 14a-6(e)(1).

Response:  The Company has revised the disclosure as requested.  Please see the Proxy Card attached to the Amended Proxy Statement.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 600-2846.

Sincerely,

/s/ Timothy A. Ficker

Timothy A. Ficker,
Chief Financial Officer

Appendix A

The following table is provided pursuant to Item 402(t) of SEC Regulation S-K, which requires disclosure of certain “golden parachute” compensation payable to executive officers in connection with merger or other business combination transactions in some circumstances. The merger will not result in any change of control payments being made to any of the Company’s executive officers, nor will it accelerate the vesting of any equity awards granted under the Company’s equity compensation plans. With respect to restricted shares granted under the Amended and Restated 2005 Stock Incentive Plan, immediately prior to the close of the merger, each restricted share will be converted into an obligation of Parent to pay to the holder $12.50 in cash at the time or times such restricted share would otherwise vest according to its terms in effect as of immediately prior to the close of the merger (and, in the case of an award subject to one or more performance-based vesting conditions, at the first time following the closing of the merger that the applicable restricted share would first become eligible to vest according to its terms, with the applicable performance-based vesting conditions at such time assumed to be satisfied at the target level of attainment), with the same terms and conditions as were applicable to such award as of immediately prior to the close of the merger otherwise generally continuing to apply to such award, except that any provision that would accelerate vesting upon any termination of employment following a change of control event will be modified, effective as of immediately after the effective time of the merger, to provide for acceleration upon consummation of a change of control event (with the merger not being considered a change of control event).  The table reflects the fact that none of the Company’s named executive officers will receive a cash payment or an acceleration of vesting of restricted shares in connection with the merger; however, the footnote for each officer sets forth the number of restricted shares held by the officer for which the vesting criteria will be changed as described above.

Name	Cash ($)	Equity($)
Timothy M. Marquez(1)	0	0
Timothy A. Ficker(2)	0	0
Terry L. Anderson(3)	0	0
Edward J. O’Donnell(4)	0	0
Mark A. DePuy(5)	0	0

(1) Mr. Marquez holds [        ] performance based restricted shares. If such shares vest following the closing of the merger such shares will be converted into an obligation of Parent to pay Mr. Marquez  $[          ].

(2) Mr. Ficker holds [        ] performance based restricted shares. If such shares vest following the closing of the merger such shares will be converted into an obligation of Parent to pay Mr. Ficker $[          ].

(3) Mr. Anderson holds [        ] performance based restricted shares. If such shares vest following the closing of the merger such shares will be converted into an obligation of Parent to pay Mr. Anderson $[          ].

(4) Mr. O’Donnell holds [        ] performance based restricted shares. If such shares vest following the closing of the merger such shares will be converted into an obligation of Parent to pay Mr. O’Donnell $[          ].

(5) Mr. DePuy holds [        ] performance based restricted shares. If such shares vest following the closing of the merger such shares will be converted into an obligation of Parent to pay Mr. DePuy $[          ].